UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Amendment No. 1

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

FREIGHT TECHNOLOGIES, INC.

(Name of Issuer)

Ordinary Shares, par value $0.011 per Share

(Title of Class of Securities)

G51413105
(CUSIP Number)

September 12, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)
☐	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SPAChub Global LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 298,842
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 298,842
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,842
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.11%
12	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON Suying Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 298,842
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 298,842
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,842
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.11%
12	TYPE OF REPORTING PERSON* IN

Item 1.

(a)	Name of Issuer:	Freight Technologies, Inc., a corporation organized under the laws of the State of British Virgin Islands (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:	2001 Timberloch Place, Suite 500, The Woodlands, TX 77380.

Item 2.

(a)	Name of Person Filing:	SPAChub Global LLC and Suying Liu. Suying Liu is the sole manager of SPAChub Global LLC.

(b)	Address of Principal Business Office or if none, Residence:

The address for this entity and individual is:

c/o Suying Liu

86 Calle Cervantes 10B

San Juan, PR 00907

(c)	Citizenship:	SPAChub Global LLC – Puerto Rico Suying Liu – China

(d)	Title of Class of Securities:	Ordinary Shares, par value $0.011 per share

(e)	CUSIP Number:	G51413105

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

SPAChub Global LLC – 298,842 shares

Suying Liu - 298,842 shares (consists of shares owned by SPAChub Global LLC, over which Suting Liu has voting and dispositive power).

(b)	Percent of Class:

SPAChub Global LLC – 3.11%

Suying Liu - 3.11%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

SPAChub Global LLC – 298,842 shares

Suying Liu - 298,842 shares

(ii)	shared power to vote or to direct the vote:

SPAChub Global LLC – 0 shares

Suying Liu - 0 shares

(iii)	sole power to dispose or to direct the disposition of:

SPAChub Global LLC – 298,842 shares

Suying Liu - 298,842 shares

(iv)	shared power to dispose or to direct the disposition of:

SPAChub Global LLC – 0 shares

Suying Liu - 0 shares

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2022

SPAChub Global LLC

By:	/s/ Suying Liu
	Name:	Suing Liu
	Title:	Authorized Signatory

/s/ Suying Liu
Suying Liu

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Shares of Freight Technologies, Inc., together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: October 11, 2022

SPAChub Global LLC

By:	/s/ Suying Liu
Suying Liu, Managing Member

Suying Liu

By:	/s/ Suying Liu
Individually